C & C Group plc

Holding(s) in Company

Today we received the undernoted notice from Teabar Capital Corporation and Ontario Teachers' Pension Plan Board.


05008299

NOTIFICATION

Teabar Capital Corporation and Ontario Teachers' Pension Plan Board
5650 Yonge Street
Suite 500
Toronto
Ontario M2M 4H5
Canada

May 19, 2005

To: The Company Secretary
C&C Group plc
Kylemore Park
Dublin 10

C&C Group plc (the "Company")

Dear Sirs

In fulfilment of the obligations imposed by Sections 67 to 71 of, and otherwise by, Chapter 2 of Part IV of the Companies Act, 1990, we hereby notify you that effective May 13, 2005, Teabar Capital Corporation and Ontario Teachers' Pension Plan Board no longer have a notifiable interest in the ordinary shares of the capital of the Company.

Yours faithfully

For and on behalf of
Teabar Capital Corporation and
For and on behalf of
Ontario Teachers' Pension Plan Board

C & C Group plc

Holding(s) in Company

Today we received the undernoted notice from Caisse de depot et placement du Quebec.

NOTIFICATION

Caisse de depot et placement du Quebec
1000, Place Jean-Paul Riopelle
Montreal (Quebec) Canada H2Z 2B3

To: The Company Secretary
C&C Group plc
Kylemore Park
Dublin 10

Date: May 17, 2005

C&C Group plc (the "Company")

Dear Sirs:

In fulfilment of the obligations imposed by Sections 67 to 71 of, and otherwise by, Chapter 2 of Part IV of the Companies Act, 1990 we hereby give notice that Caisse de depot et placement du Quebec has no longer a notifiable interest in ordinary shares of the Company.

Please record the above particulars in the register maintained by you for the purposes of Sections 67 to 71 of the Companies Act, 1990 as required by Section 80 of the Companies Act, 1990.

Yours faithfully,

Ginette Depelteau
Vice- President and Corporate Secretary